X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

June 30, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd, which is dated June 30, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encls

dlw 7/20

NEW SLEEPER
GOLD CORPORATION

X-CAL
Resources Ltd.

New Sleeper Gold Corporation
Suite 758, East Tower
1111 St-Charles Street West
Longueuil, Quebec J4K 5G4
Phone: 450-677-2585
Fax: 450-677-2601

X-Cal Resources Ltd.
PO Box 48479
Bentall Centre
Vancouver, B.C. V7X 1A0
Phone: 604-662-8245
Fax: 604-688-7740

JOINT PRESS RELEASE

June 30, 2004

HIGH GRADE GOLD AND SILVER MINERALIZATION ENCOUNTERED AT THE SLEEPER JOINT VENTURE

- *New high grade gold and silver assays for West Wood core hole 14*
- *West Wood core hole 18 also returns encouraging gold and silver grades*
  - *West Wood zone extended to the East*

The Sleeper Joint Venture partners, New Sleeper Gold Corporation (TSX-V: NWS) (50%) and X-Cal Resources Ltd. (TSX: XCL) (50%) ... eased to provide additional results from ongoing drilling at their Sleeper Gold Project in ... s rel... County Nevada. See NI 43-101 Technical Report dated March 5, 2004 availab... on ... Corporation's web site for complete project description.

In a previous release dated June 1, 2004 ... say results were available for core drill hole WW-14-04 in the West Wood zone. The rem... ssay results for WW-14-04 have now been received as well as results for an adjacent ... hole WW-18-04. Hole WW-18-04 is located 100 ft north of WW-14-04 as shown on the ...ched plan.

Highlights of the assays from holes 14 and 18 ... ovided below and other assay results received since the June 1 release are provided be... ppendix 1.

WEST WOOD DRILL INTERCEPT SUMMARY - ...GNIFICANT ... ALIZED ZONES
(assays received to 6/25/04)

HOLE-ID	FROM (ft)	TO (ft)	Core Length (ft)	Au (opt)	Ag (opt)	FROM (m)	TO (m)	Core Length (m)	AU (g/t)	AG (g/t)	
WW-14-04	383.8	409	25.2	0.171	3.24	117.0	124.7	7.7	5.9	111.1	*1
	825.3	852.1	26.8	0.856	0.92	251.6	259.7	8.1	29.3	31.5	*2
	924.6	947.1	22.5	0.543	29.40	281.8	288.7	6.9	18.7	1007.8	
	969.6	984.6	15	0.428	9.77	295.5	300.1	4.6	14.7	334.8	
WW-18-04	656	683.5	27.5	0.277	3.30	199.9	208.3	8.4	9.5	113.2	
	691	721	30	0.520	4.72	210.6	219.8	9.2	17.8	161.7	
	728.5	738.5	10	0.168	2.43	222.0	225.1	3.1	5.7	83.3	

*[1]: intervals included in Progress Report of June 1, 2004
*[2]: interval expanded from Progress Report of June 1, 2004
Average gold grades for 5 g/t Au cut-off, 3m minimum length, up to 0.75m internal dilution

The high grade intervals shown above are contained within a continuous zone of mineralization, as shown in the following table which uses a 3 g/t Au cut off rather than a 5 g/t Au cut-off.

WEST WOOD DRILL INTERCEPT SUMMARY - SIGNIFICANT MINERALIZED ZONES (3 g/t Au cut-off)

HOLE-ID	FROM (ft)	TO (ft)	Core Length (ft)	Au (opt)	Ag (opt)	FROM (m)	TO (m)	Core Length (m)	AU (g/t)	AG (g/t)
WW-14-04	825.3	1004.6	179.3	0.35	6.9	251.5	306.2	54.6	12.1	239.4
WW-18-04	648.8	738.5	89.7	0.3	3.11	197.8	225.1	27.3	10.6	106.6

Average gold grades for 3 g/t Au cut-off, 5m minimum length, up to 2.5m internal dilution

Assay results for West Wood core holes using a 3 g/t Au cut-off are contained in Appendix 2, below.

Continued core drilling of the West Wood breccia zone has both confirmed and extended the intersections of higher grade gold mineralization. In addition, very high grade silver mineralization has been intersected in the deeper part of WW-14-04. The unusually high silver grades encountered in holes WW-14-04 and WW-18-04, (individual 2.5 ft samples assaying as high as 2,500 g/t Ag), are a new development at Sleeper. Previous Ag:Au ratios were more typically in the range of 1-10:1. The new high grade silver zone is associated with breccia that is more intensely silicified and sulphidized than those in the upper levels at West Wood. Further drilling is underway to test the dimensions and orientation of this new high grade zone. The plan appended below shows the location of all 2004 core drill holes completed at West Wood and proposed holes as of the date of this release.

Further core drilling is underway at West Wood as well as core and reverse circulation drilling on other targets within the 30 square mile claim block held at Sleeper by the Joint Venture partners.



X-CAL
Resources Ltd.
NEW SLEEPER
GOLD CORPORATION
West Wood
Drill Location Plan
Completed hole
Hole in progress
Proposed hole
West Wood
breccia zone
Sleeper
Pit
West Wood
Zone
Claim Block
miles
15
17
10
18
8
22
14
21
19
11
9
16
13
20
12
West Wood
Zone
0
250
feet
6000
5500
5000
4000
4500
5000

Comments
James Crombie, President of New Sleeper Gold, said, "These holes enhance the tenor of the West Wood zone. The very high silver grades are an interesting new development which we are following up with further drilling."

Shawn Kennedy, President of X-Cal, said, "The consistency of the new results underlines previous written comments by Ken Snyder PhD and Larry Kornze PEng on the overall potential at Sleeper. We wish to thank our JV Partner and field crew for long hours and good work."

Quality Assurance
The Sleeper Joint Venture has put in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice. A manual outlining the QA/QC procedures for the Sleeper Project was compiled at the beginning of the 2004 drilling program. The QA/QC program plan being implemented by New Sle[illegible] Gold has been reviewed and accepted by Qualified Persons at Mine Development Associa[illegible] Nevada, a well-known consulting mine engineering services company. Elements o[illegible] program include chain of custody of samples, standard and blank samples submitte[illegible]oratory with each batch of samples and a check assay program on a proportion of sample [illegible] a second laboratory. Results from the QA/QC program have to date been satisfactory.

The samples with high-grade silver values from the West Wood holes were analysed using a fire-assay method with gravimetric finish appropriate for grades of this magnitude. [illegible]heck analyses by a second accredited laboratory have confirmed both the high-grade silver [illegible]d the gold assays from holes WW-14-04 and WW-18-04. Check analyses are pending for the other drill holes.

Qualified Person
Mr. Adrian Fleming, New Sleeper Gold C[illegible] qualified person as required under NI 43-101 has reviewed the technical informa[illegible]s release. Mr. Fleming is the Exploration Manager of New Sleeper Gold [illegible] Joint Venture.

Additional Information
The figures included in this press release are no[illegible]dicative of nor do they qualify as Mineral Resources or Mineral Reserves under NI 43-101. Further exploration is required in order to define Mineral Resources and it is not certain that such further exploration will result in the discovery and definition of a Mineral Resource at the Sleeper project.

Further information about the Sleeper project is available on New Sleeper Gold Corporation's web site at http://www.newsleepergold.c[illegible] and on X-Cal Resources Ltd. web site at http://www.x-cal.com.

New Sleeper Gold Corporation is a gold exploration company with a 50% interest in the Sleeper gold project in Nevada. New Sleeper's shares trade on the TSX Venture Exchange (TSX-V) under the symbol "NWS".

X-Cal Resources Ltd. is a gold exploration company with a 50% interest in the Sleeper gold project and a 100% interest in the Mill Creek gold project in Nevada. X-Cal's shares trade on the TSX under the symbol "XCL". Additional information including X-Cal NI 43-101 Technical Report and previous press releases can be downloaded from its web site at http://www.x-cal.com.

Forward Looking Statements
Statements relating to exploration work at Sleeper and the expected results of this work constitute forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained in a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Sleeper Joint Venture operations and other risks and uncertainties.

Forward-looking statements are based on the beliefs, estimates and opinions of the Sleeper Joint Venture's management on the d[illegible] he [illegible] th are made. New Sleeper Gold and X-Cal Resources undertake no ob[illegible] these forward-looking statements management's beliefs, estimates or op[illegible] [illegible]rs, should change.

This news release has been authorized by the undersigned on behalf of New Sleeper Gold Corporation and X-Cal Resources Ltd. respectively.

For further information please contact:

New Sleeper Gold Corporation
James Crombie
President & CEO
Telephone: (450) 677-2585
Facsimile: (450) 677-2601
Email: james_crombie@newsleepergold.com

X-Cal Resources Ltd.
Shawn Kennedy
F[illegible]sident
T[illegible]l: (604) 662-8245
Facsimile: (604) 688-7740
Email: : invrel@x-cal.com

and

Susie Bell
Manager Investor Relations
Telephone: (450) 677-2585
Facsimile: (450) 677-2601
Email: susie_bell@newsleepergold.com
Website: www.newsleepergold.com

Appendix I

WEST WOOD DRILL INTERCEPT SUMMARY – MINERALIZED ZONES (5 g/t Au cut-off, 3m minimum, up to 0.75m internal dilution)
(assays received to 6/25/04)

HOLE-ID	FROM (ft)	TO (ft)	Core Length (ft)	Au (opt)	Ag (opt)	FROM (m)	TO (m)	Core Length (m)	AU (g/t)	
WW-08-04	567	577	10	0.272	0.08	172.8	175.9	3.1	9.3	*1
	704	711.5	7.5	0.160	0.16	214.6	216.9	2.3	5.6	
	729	789	60	0.327	0.43	222.2	240.5	18.3	11.2	*1
	814	826.5	12.5	0.455	0.42	248.1	251.9	3.8	15.6	*1
	841.5	846.5	5	0.305	0.33	256.5	258.0	1.5	10.5	
	869	886.5	17.5	0.220	0.45	264.9	270.2	5.3	7.5	*1
WW-09-04	783	791	8	0.401	0.71	238.7	241.1	2.4	13.7	*1
WW-10-04	853	877	24	0.248	0.28	260.0	267.3	7.3	8.5	*1
	917	932	15	0.182	0.38	279.5	284.1	4.6	6.2	*1
	949.5	964.5	15	0.260	0.32	289.4	294.0	4.6	8.9	*1
	992	1012	20	0.167	0.13	302.4	308.5	6.1	5.7	*1
	1113	1118	5	0.195	0.29	339.2	340.8	1.6	6.7	
WW-11-04	1048	1055.5	7.5	0.231	1.49	319.4	321.7	2.3	7.9	*1
WW-12-04	1171	1176	5	0.182	0.17	356.9	358.4	1.6	6.2	*1
WW-13-04	(drilling in progress)									
WW-14-04	383.8	409	25.2	0.171	3.24	117.0	124.7	7.7	5.9	*1
	769	776.5	7.5	0.200	0.30	234.4	236.7	2.3	6.8	
	825.3	852.1	26.8	0.856	0.92	251.6	259.7	8.1	29.3	*2
	864.6	869.6	5	0.355	1.80	263.5	265.1	1.6	12.1	
	874.6	879.6	5	0.370	0.62	266.6	268.1	1.5	12.7	
	924.6	947.1	22.5	0.543	29.40	281.8	288.7	6.9	18.7	
	957.1	964.6	7.5	0.827	17.23	291.7	294.0	2.3	28.3	
	969.6	984.6	15	0.428	9.77	295.5	300.1	4.6	14.7	
WW-15-04	(hole completed, assays pending)									
WW-16-04	(hole completed, some assays pending)									
WW-17-04	696	701	5	0.170	2.73	212.1	213.7	1.6	5.8	
	741	746	5	0.210	2.33	225.9	227.4	1.5	7.2	
WW-18-04	656	683.5	27.5	0.277	3.30	199.9	208.3	8.4	9.5	
	691	721	30	0.520	4.72	210.6	219.8	9.2	17.8	
	728.5	738.5	10	0.168	2.43	222.0	225.1	3.1	5.7	
WW-19-04	(hole completed, assays pending)									
WW-20-04	(wedge-twin off hole WW-06-03, proposed)									
WW-21-04	(RC pre-collar completed)									
WW-22-04	(drilling in progress)									

*[1]: intervals included in Progress Report of June 1, 2004

*2: interval expanded from Progress Report of June 1, 2004

Appendix II
WEST WOOD DRILL INTERCEPT SUMMARY - MINERALIZED ZONES (3 g/t Au cut-off, 5m minimum, up to 2.5m internal dilution)
(assays received to 6/25/04)

Hole-ID	From (ft)	To (to)	Core Length (ft)	Au (opt)	Ag (opt)	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)
WW-08-04	562	577	15	0.22	0.06	171.3	175.9	4.6	7.55	1.97
WW-08-04	701.5	799	97.5	0.25	0.31	213.8	243.5	29.7	8.44	10.68
WW-08-04	814	854	40	0.23	0.23	248.1	260.3	12.2	7.89	7.92
WW-08-04	864	889	25	0.18	0.34	263.3	271.0	7.7	6.14	11.82
WW-10-04	848	892	44.0	0.18	0.20	258.5	271.9	13.4	6.12	6.80
WW-10-04	909.5	1022	112.5	0.17	0.17	277.2	311.5	34.3	5.76	5.73
WW-14-04	373.8	409	35.2	0.15	2.32	113.9	124.7	10.8	4.98	79.74
WW-14-04	769	784	15	0.17	0.22	234.4	239.0	4.6	5.85	9.05
WW-14-04	825.3	1004.6	179.3	0.35	6.98	251.6	306.2	54.6	12.07	239.39
WW-14-04	1017.1	1039.5	22.4	0.11	0.25	310.0	316.8	6.8	3.63	8.48
WW-17-04	691	706	15	0.13	2.13	210.6	215.2	4.6	4.49	72.93
WW-17-04	728	769	41	0.14	1.37	221.9	234.4	12.5	4.91	47.11
WW-18-04	648.8	738.5	89.7	0.31	3.11	197.8	225.1	27.3	10.63	106.57